MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2015 and 2014

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 14, 2015 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the three months ended June 30, 2015. The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended June 30, 2015 and 2014, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated annual financial statements for the year ended March 31, 2015. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things:

•	continued development of the Company's products and business;

•	the Company's growth strategy;

•	production costs and pricing of CLARISOY™ soy protein, Peazazz® pea protein, Puratein®, Supertein® and Nutratein® canola protein isolates;

•	marketing strategies for the Company's soy, pea and canola proteins;

•	development of commercial applications for soy, pea and canola protein proteins;

•	ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;

•	construction of production facilities;

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2015 and 2014

•	future protection of intellectual property and improvements to existing processes and products;

•	regulatory approvals;

•	input and other costs; and

•	liquidity and working capital.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

•	the Company's ability to obtain required regulatory approvals;

•	the Company's or its licensing partner's ability to generate new sales;

•	the Company's or its licensing partner's ability to produce, deliver and sell the expected product volumes at the expected prices;

•	the Company's ability to control costs;

•	the Company's ability to obtain and maintain intellectual property rights and trade secret protection;

•	market acceptance and demand for the Company's products;

•	the successful execution of the Company's business plan;

•	achievement of current timetables for product development programs and sales;

•	the availability and cost of labour and supplies;

•	the availability of additional capital; and

•	general economic and financial market conditions.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this MD&A, including, but not limited to:

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2015 and 2014

•	the condition of the global economy;

•	market acceptance of the Company's products;

•	changes in product pricing;

•	changes in the Company's customers' requirements, the competitive environment and related market conditions;

•	product development delays;

•	changes in the availability or price of labour and supplies;

•	the Company's ability to attract and retain business partners, suppliers, employees and customers;

•	changing food or feed ingredient industry regulations;

•	the regulatory regime;

•	the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and

•	the Company's ability to protect its intellectual property.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY™, a soy protein that offers clarity and complete nutrition for low pH systems; Peazazz® pea protein that is uniquely soluble with clean flavour characteristics; and Puratein®, Supertein® and Nutratein®, three canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 189 issued patents worldwide, including 60 issued U.S. patents, and in excess of 375 additional patent applications, 57 of which are U.S. patent applications.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2015 and 2014

RIGHTS OFFERING

On April 30, 2015, the Company completed an offering of shares by way of a rights offering (the “Rights Offering”) for 1,552,044 common shares at $2.26 per common share for gross proceeds of $3,507,620, with net proceeds of approximately $3.35 million. Burcon issued to each shareholder as of April 2, 2015 (the “Record Date”) in certain provinces in Canada and in the United States, one transferable right (the “Rights”) for each common share held by such shareholder. Every twenty-two Rights entitled the holder thereof to purchase one common share in the Company for $2.26 per common share.

Subject to certain conditions, three corporate shareholders (the “Guarantors”), including ITC Corporation Limited (“ITC”), each agreed to provide a standby guarantee (the “Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 1,552,044 common shares being issued under the Rights Offering. As the Rights Offering was over-subscribed, the Guarantors were not required to fulfill their respective obligations under the Standby Commitment. As consideration for the Standby Commitment, the Guarantors received share purchase warrants (the “Standby Warrants”) entitling the Guarantors to acquire up to 388,011 common shares at an exercise price of $2.26 per common share that are exercisable up to April 30, 2017. In accordance with the policies of the Toronto Stock Exchange (“TSX”), the issuance of the Standby Warrants to the Guarantors is subject to shareholder approval for the exercise price, which will be sought at Burcon's next annual general meeting (the “AGM”) that is expected to be held in September 2015. ITC is subject to an additional shareholder approval as an insider of the Company. If the Company fails to obtain the requisite shareholder approval for the exercise price for the Guarantors, the Company will pay to the Guarantors a cash fee in the aggregate of $70,152 as compensation for the Standby Commitment. If the Company obtains the requisite shareholder approval for the exercise price, but fails to obtain the additional shareholder approval for ITC as an insider of the Company, it will pay to ITC a cash fee of $35,876 as compensation for the Standby Commitment.

The net proceeds from the Rights Offering are being used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies; commercialization of Burcon’s pea protein extraction and purification technology; filing new patent applications; maintaining, strengthening and expanding Burcon’s intellectual property portfolio; pursuing product development agreements with major food, beverage and nutritional product companies; continued research and development of Burcon’s other protein extraction and purification technologies; and for continued research and development and general and administrative expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2015 and 2014

OPERATIONAL HIGHLIGHTS

Peazazz®

Peazazz® pea protein is 100% soluble, transparent and heat stable in low pH solutions. Derived from field peas, Peazazz®’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in a variety of food, beverage and nutritional products.

Ideal applications for Peazazz® include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products, and powdered beverage mixes. Peazazz® can also fortify snacks, cereals, and diet products, as well as gluten-free, vegetarian, and vegan food products.

Compared to other plant-based proteins, pea proteins are also hypoallergenic and more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

During the quarter, the Winnipeg Technical Centre (“WTC”) focused on optimizing alternate and improved processes to produce Peazazz® pea protein. Our laboratory conducted testing and sensory evaluation on products produced from these new processes. Burcon also continued its discussions with a select group of potential partners with respect to commercializing of Peazazz® and provided significant quantities of samples to these partners. Burcon is considering various options, including building full-scale production facilities through a variety of partnership structures. As at the date of this MD&A, discussions are still on-going with these parties.

CLARISOY™

Burcon has a license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (“ADM”) to license its CLARISOY™ technology (the “License”) to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM has constructed a commercial-scale production facility (the “Semi-works Production Facility”) to manufacture the Soy Products. In March 2014, ADM provided written notice to Burcon that it intends to expand the commercial production of CLARISOY™ soy protein. ADM’s intention to expand commercial production capacity of CLARISOY™ ensures that its production capacity meets the required obligations under the Soy Agreement to retain its exclusive license for CLARISOY™. If ADM does not fulfill certain obligations under the Soy Agreement, Burcon will have the option to convert the exclusive license to a non-exclusive license.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2015 and 2014

CLARISOY™ 100 is a transparent, isolated soy protein and enables 100 percent soluble protein fortification in beverage applications with a pH below 4.0. CLARISOY™ 150 is specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavor and high solubility in higher pH ranges, CLARISOY™ 150 allows for greater use of soy protein in mildly flavored neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to formulate up to 10 grams of protein per serving.

After ADM’s acquisition of WILD Flavors GmbH in 2014, it formed a new business unit, WILD Flavors and Specialty Ingredients, which includes ADM’s own specialty ingredients food and wellness division. The CLARISOY™ portfolio is being produced, marketed and sold by this new business unit. Their marketing activities are supported by CLARISOY™ samples produced at ADM’s semi-works plant for market-building activities, and for product development by ADM’s global customer base.

ADM once again featured CLARISOY at the 2015 Institute of Food Technologists (“IFT”) Food Expo in Chicago, IL, demonstrating three products containing variations of CLARISOY™: Caramel Coconut Cold Brew Coffee – a dairy-free ice-blended coffee containing 5g of soy protein and 5g of fiber; Iced Cinnamon Roll Protein Smoothie – a smoothie drink containing 17g of protein and 5g of fiber; and a Vegan Rich Vanilla Soft Serve – a lactose-free “ice-cream” containing 4g of protein. These products showcased CLARISOY as a dairy protein alternative that is a plant-based protein with a clean flavor profile.

During the quarter, the WTC continued to carry out work as requested by ADM to gather information in support of the Semi-works Production Facility.

Burcon has not received any significant royalty revenues from ADM’s sales of CLARISOY. During the three months ended June 30, 2015, Burcon recorded royalty revenues of $25,689 (2014 - $25,290) comprised primarily of initial license fee payments recognized as royalty revenue. Burcon expects royalty revenues to be marginal until ADM brings its large-scale commercial CLARISOY™ production facility online.

Patenting work continued to further strengthen the CLARISOY™ patent portfolio.

Other

Limited research work continued on protein extraction from various plant sources to explore potential new commercial and patenting opportunities.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2015 and 2014

•	Applications to protect additional novel protein extraction and purification technologies;
•	Applications to protect the uses of Puratein®, Supertein®, Nutratein®, CLARISOY™ and Peazazz® for example, as functional food and beverage ingredients; and
•	Applications to protect the “signature characteristics” of Puratein®, Supertein®, Nutratein®, CLARISOY™ and Peazazz® and other plant proteins.

During the first quarter, Burcon received three U.S. patent grants, and continued the maintenance and prosecution of its patent applications.

Burcon currently holds 60 U.S. issued patents over its canola, soy and flax protein processing technologies and canola protein isolate applications. In addition, Burcon has a further 57 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 189 issued patents covering inventions that include the 60 granted U.S. patents. Currently, Burcon has over 375 additional patent applications that are being reviewed by the respective patent offices in various countries.

RESULTS OF OPERATIONS

As at June 30, 2015, Burcon has not yet generated any significant revenues from its technology. For the three months ended June 30, 2015, the Company recorded a loss of $1,751,712 ($0.05 per share), as compared to $1,393,361 ($0.04 per share) during the same period last year. Included in the three month loss amounts is $158,149 (2014 - $101,164) of stock-based compensation (non-cash) costs, financing expense of $77,270 (2014 - $nil), unrealized foreign exchange loss of $27,569 (2014 - $nil), amortization of deferred revenue of $23,458 (2014 - $23,458), amortization of deferred development costs of $133,405 (2014 - $133,406), and amortization of property and equipment of $29,540 (2014 - $36,435).

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2015 and 2014

The following provides a comparative analysis of significant changes in major expenditures items.

General and administrative (“G&A”) expenses
(unaudited, in thousands of dollars)

	Three months ended June 30,
	2015	2014
Salaries and benefits	337	292
Professional fees	468	363
Other	81	51
Financing expense	77	-
Office supplies and services	41	42
Investor relations	31	72
Travel and meals	22	13
Management fees	8	7
Amortization of property and equipment	1	1
	1,066	841

Professional fees
(unaudited, in thousands of dollars)

	Three months ended June 30,
	2015	2014
Regulatory and intellectual property	438	333
Legal, audit and consulting	30	30
	468	363

Patent legal fees and expenses comprise the majority of regulatory and intellectual property costs and account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Patent costs increased by about $103,000 for the three months ended June 30, 2015 over the same period in 2014. About one-half of the increase is due to higher annuities this quarter as compared to the first quarter of last year, with previously deferred canola annuities that came due, as well as higher annuities from the soy patent portfolio. Burcon also incurred significant filing fees and disbursements in various countries this quarter from one application that entered national phase, as well as continued costs from several applications that had entered national phase in the last two quarters of fiscal 2015.

From inception, Burcon has expended approximately $12.8 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2015 and 2014

Salaries and benefits

Included in salaries and benefits is stock-based compensation expense of approximately $79,000 (2014 –$52,000) for the three months ended June 30, 2015. The higher stock-based compensation expense is due to options granted in the third quarter of fiscal 2015.

The cash portion of salaries and benefits increased by about $18,000 for the three months ended June 30, 2015 over the same period last year. One-half of the increase is due to salary increases and the balance to an increase in vacation accruals and to higher directors’ fees as more meetings were held this quarter as compared to the same period last year.

Investor relations

The decrease of $41,000 in investor relations expenses is due mostly to reductions in investor relations consultants’ fees of $32,000 and travel costs of $7,000.

Financing expense

As the Guarantors of the Rights Offering were not required to fulfill their obligations under the Standby Commitment, the change in the fair value of the derivative asset of $70,152 was recorded as financing expense during the quarter. In addition, $7,118 was recorded as financing expense for the adjustment to the exercise price and the number of warrants issued to the guarantors of the rights offering that completed in April 2014 pursuant to the terms of the warrant certificates, as a result of the rights offering that closed on April 30, 2015.

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows: (unaudited, in thousands of dollars)

	Three months ended June 30,
	2015	2014
Salaries and benefits	381	337
Amortization of deferred development costs	133	133
Laboratory operation	131	62
Amortization of property and equipment	29	36
Rent	23	21
Analyses and testing	26	14
Travel and meals	4	1
	727	604

A significant portion of R&D expenses is comprised of salaries and benefits. Included in salaries and benefits for the three months ended June 30, 2015 is stock-based compensation expense of about $80,000 (2014 - $49,000). The cash portion of salaries and benefits increased by about $13,000 for the three months ended June 30, 2015, with about one-half due to nominal salary increases and the balance to increases in vacation accruals.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2015 and 2014

Laboratory operation expenses increased by about $69,000 for the three months ended June 30, 2015, over the same quarter last year. In addition to major repairs carried out on equipment of $24,000, the higher laboratory operation expenses are due to much higher activity levels this quarter at the WTC from production of samples for potential partners for Peazazz® as measured by the number and size of production runs carried out this quarter as compared to the same quarter last year.

LIQUIDITY AND FINANCIAL POSITION

Conditions do exist, as described in the Condensed Consolidated Interim Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. As at June 30, 2015, the Company had not earned significant revenues from its technology, had an accumulated deficit of $72,732,100 and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At June 30, 2015, the Company had cash and cash equivalents of $4.4 million and short-term investments of $1.3 million. Management estimates these funds are sufficient to fund its operations through July 2016. The estimated date exclude proceeds from outstanding convertible securities and royalty revenues that may be derived from a CLARISOY™ full-scale commercial facility. Burcon will require additional capital to meet its business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all.

During the three months ended June 30, 2015, Burcon recorded approximately $26,000, mostly from the recognition of previously deferred initial license fees received. Due to the nature of the Semi-works Production Facility, Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. As noted above, ADM provided written notice to Burcon that it intends to increase its annual production capacity beyond the capacity of the semi-works production facility. However, the timing of the construction of such a full-scale commercial facility has not yet been determined. The amount of royalty revenues that may be derived from the Semi-works Production Facility and a full-scale commercial facility cannot be ascertained at this time.

The net cash used in operations during the three months ended June 30, 2015, was approximately $1,380,000, as compared to $1,066,000 in the comparative period. The increase of $314,000 is attributed to increases in patent expenses of $103,000, laboratory operation costs of $69,000, G&A and R&D salaries of $31,000, travel and meals and other expenses of about $30,000 and also higher laboratory testing expenses of $12,000, offset by a decrease in investor relations expenditures of about $41,000. The decrease in cash flows from the movement in non-cash working capital items is due mostly to higher accounts payable balance as at March 31, 2015 incurred in the rights offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2015 and 2014

At June 30, 2015, Burcon’s working capital was approximately $5.2 million (March 31, 2015 - $3.3 million). As at June 30, 2015, Burcon was not committed to any significant capital expenditures. However, Burcon may incur up to $250,000 in additional capital expenditures if modifications or further upgrades are required to the Peazazz® semi-works production facility and about $1,365,000 in patent legal fees and disbursements for the balance of fiscal 2016. We expect two patent applications to enter national phase this fiscal year, three to four applications that will incur costs related to European registrations, and we also expect to incur patenting costs for new patent applications.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities, as well as the derivative asset and liability related to the Standby Commitment agreement.

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents, short-term investments and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments comprise interest-bearing instruments with Canadian chartered banks with maturities at their purchase dates of greater than three months but not more than a year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with two Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at fixed interest rates. Burcon’s cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk. For the three months ended June 30, 2015, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.04% per annum (2014 –1.25%) and the weighted average interest rate earned on short-term investments was 0.30% (2014 – nil%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at June 30, 2015 is estimated to be a $44,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at June 30, 2015 was $645,292, all of which is within the next 12 months. Conditions do exist, as described in the Liquidity and Financial Position section above and in the Consolidated Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2015 and 2014

Fair value

The fair value of the derivative asset and liability is a level 3 fair value and was estimated based on the amount of which the Company can settle its obligation under the 2015 Standby Commitment agreement in cash.

The carrying values of cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term natures of those assets and liabilities.

Currency risk

Certain amounts of the Company’s cash and cash equivalents and all of the short-term investments are denominated in US dollars. Therefore, the Company is exposed to risk of fluctuations in asset values and earnings arising from changes in the exchange rate between the Canadian Dollar and the US Dollar.

OUTSTANDING SHARE DATA

As at June 30, 2015 and the date of this MD&A, Burcon had 35,697,013 common shares outstanding, 2,512,167 stock options that are convertible to an equal number of shares outstanding at a weighted average exercise price of $5.66 per share and 235,880 share purchase warrants that are convertible to an equal number of common shares at an exercise price of $2.78 per share.

QUARTERLY FINANCIAL DATA

(Unaudited, in thousands of dollars, except per-share amounts)

		Three months ended
			December 31,	September 30,
	June 30, 2015	March 31, 2015	2014	2014
Royalty, interest and other income	42	274	46	43
Loss for the period	(1,752)	(1,538)	(1,829)	(1,819)
Basic and diliuted loss per share	(0.05)	(0.05)	(0.05)	(0.05)

		Three months ended
			December 31,	September 30,
	June 30, 2014	March 31, 2014	2013	2013
Royalty, interest and other income	52	148	150	42
Loss for the period	(1,393)	(1,239)	(1,538)	(1,604)
Basic and diliuted loss per share	(0.04)	(0.04)	(0.05)	(0.05)

Included in the first quarter of this year is $158,000 of stock-based compensation expense. Included in the loss in quarters one to four fiscal 2015 are about $101,000, $108,000, $374,000 and $148,000 of stock-based compensation expense, respectively. Similarly, included in the second to fourth quarters of fiscal 2014 are about $83,000, $274,000 and $95,000 of stock-based compensation expense, respectively. The higher stock-based compensation expense in the third quarters of fiscal 2015 and 2014 relate to the recognition of options granted in those quarters that had vested immediately.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2015 and 2014

Included in this quarter and the fourth quarter of fiscal 2015 are foreign exchange loss and gain of $28,000 and $119,000, respectively. Included in the current quarter is non-cash financing expense of $77,000. Included also in the loss of each quarter in the table above is $133,000 of amortization of deferred development costs, and included in the loss of the second quarter of fiscal 2015 is $358,000 of warrants issued for financing.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These expenditures reached a historical high of $605,000 in the fourth quarter of fiscal 2015, due mainly to patent applications that incurred significant European registration fees. They were also particularly high during the third quarter of fiscal 2015 of $514,000, and also during the first and second quarters of fiscal 2014 of $442,000 and $551,000, respectively, mostly due to patent applications that entered national phase during those quarters.

RELATED PARTY TRANSACTIONS

Burcon engaged Burcon Group Limited, a company that is controlled by ITC Corporation Limited (“ITC”) who has significant influence over Burcon, for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the three months ended June 30, 2015 is $18,550 (2014 - $17,466) for office space rental, and equipment rental.

For the three months ended June 30, 2015, included in general and administrative expenses (management fees) is $8,017 (2014 - $7,330) for administrative services provided. At June 30, 2015, $3,867 (March 31, 2015 - $1,715) of this amount is included in accounts payable and accrued liabilities. For the three months ended June 30, 2015, included in interest and other income is $6,339 (2014 - $8,298) for legal and accounting services provided by the Company. At June 30, 2015, $2,029 (March 31, 2015 - $818) of this amount is included in amounts receivable. Included in share issue costs are fees of $1,410 (2014 - $465) incurred during the three months ended June 30, 2015 for administrative services provided directly for the rights offering.

CRITICAL ACCOUNTING ESTIMATES

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (IASB) on a basis consistent with those accounting policies followed in the most recent annual consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2015 and 2014

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 5 to the condensed consolidated financial statements for assumptions used by management), the determination of whether all criteria for deferring development costs are met and the point when amortization of deferred development cost and deferred revenue commences, the expense allocation to deferred development costs, as well as the recoverable amount of the deferred development costs and goodwill.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRS IC.

IFRS 15 - Revenue from Contracts with Customers

This new standard on revenue recognition supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The IASB has issued an exposure draft that would, if approved, defer the effective date to January 1, 2018.

IFRS 9 - Financial instruments - Classification and Measurement

The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets, and (ii) a single forward looking expected loss impairment model.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Amendment of IFRS 7 is effective on adoption of IFRS 9.

The Company does not expect any material impact from the adoption of these standards.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure controls and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2015 and 2014

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR.

There have been no significant changes in the DC&P and ICFR that occurred during the three months ended June 30, 2015 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. A detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2015 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its products, with the primary focus on its pea protein.

Pea

Burcon will continue to further discussions and negotiations with the select group of potential partners to secure a royalty or a joint operations agreement for Peazazz®. Burcon will continue to supply sufficient product development quantities of samples produced from the Peazazz® semi-works facility to these potential strategic partners to conduct full-scale, real-world testing. Burcon will also continue to refine and optimize the extraction and purification technology, work on developing new applications and products and file additional patent applications.

Soy

Burcon will continue to support ADM with its commercialization of CLARISOY™ soy protein line.

Canola

For Nutratein®, Burcon will continue to refine its technology with the objective of producing proteins of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes. Burcon will continue to pursue an animal nutrition application with companies in the animal feed industry with the intention of using Nutratein® as a full or partial replacement to dairy protein in certain high-value animal feed applications. For Supertein® and Puratein® canola protein isolates, Burcon’s goal is to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2015 and 2014

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will work to strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.